Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 2)

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AUTHENTEC, INC.

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UPEK, INC.

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Preliminary Copy - Subject to Completion

Dated March 5, 2010

This preliminary solicitation statement is subject to change.

SOLICITATION OF AGENT DESIGNATIONS

IN CONNECTION WITH THE

CALL OF A SPECIAL MEETING OF STOCKHOLDERS

OF

AUTHENTEC, INC.

PRELIMINARY SOLICITATION STATEMENT

OF

UPEK, INC.

To the Stockholders of AuthenTec, Inc.:

This Solicitation Statement (this “Solicitation Statement”) and the enclosed WHITE Agent Designation card (the “Agent Designation”) are being furnished to you as a stockholder of AuthenTec, Inc., a Delaware corporation (the “Company” and/or “AuthenTec”), in connection with the solicitation of Agent Designations by and on behalf of UPEK, Inc., a Delaware corporation (“UPEK”, “us” or “we”), to call a special meeting of stockholders of the Company for the purposes described below (the “Special Meeting”).

For the Special Meeting to be called, pursuant to Article V, Section D of the Amended and Restated Certificate of Incorporation of the Company that is on file with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”), Agent Designations in favor of calling the Special Meeting must be executed by the record holder or holders of not less than 10% of all shares entitled to cast votes at such meeting (the “Requisite Holders”).

On January 29, 2010, UPEK proposed a stock-for-stock merger with the Company to the board of directors of the Company (the “Board”), as described in the section below captioned “The Merger Proposal”. UPEK believes that the Merger Proposal (as defined below) offers significant benefits to the stockholders of both UPEK and the Company. As a result, UPEK is soliciting Agent Designations to call the Special Meeting, to be held as soon as possible following the date on which UPEK delivers to the Company Agent Designations from the Requisite Holders. At the Special Meeting, UPEK will ask you to (i) remove the entire Board, (ii) elect UPEK’s six nominees (the “Nominees”) to the Board, and (iii) repeal any provisions of the Bylaws of the Company (the “Bylaws”) adopted by the Board subsequent to the last public filing of the Bylaws (collectively, the “Proposals”). The Special Meeting will not involve a vote on the Merger Proposal.

UPEK believes that the Merger Proposal will result in substantial stockholder value creation by building a global company with substantially higher revenue, a more stable and diversified business from both a product and customer standpoint, the ability to become profitable through scale and synergy cost reductions, a leadership intellectual property position, and enhanced management talent.

We feel strongly that the Board, as currently constituted, does not provide assurance that the interests of the stockholders are being sufficiently taken into account with respect to the Merger Proposal. We believe that removal of the Board, election of the Nominees, and repeal of any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws are the first steps in determining the best course of action for the Company’s stockholders, including full and fair consideration of any current or future business combination proposal made by UPEK.

There can be no assurance that, if the Nominees are elected, they would cause the Board to approve the Merger Proposal between the Company and UPEK. However, UPEK believes that removal of the current Board and the election of the Nominees will send a strong signal to the Company that the stockholders would like the Board to undertake, subject to and in accordance with its fiduciary duties, a complete and comprehensive evaluation of the Merger Proposal.

We believe that stockholders should be able to express to the Board their desire that the Board consider the Merger Proposal and exercise their right to remove the members of the Board and elect the Nominees. Accordingly, we are proposing to demand a call of the Special Meeting to submit the Proposals to stockholders for a vote thereon. If the Special Meeting is called based on receipt by the Company of Agent Designations from the Requisite Holders, it may not necessarily be reflective of the Company’s stockholders wish to consider either removal of the current Board or any business combination proposal by UPEK.

If you believe that the Board should be sent a clear message that the Merger Proposal should be considered by the Board, then we urge you to promptly sign and return the WHITE Agent Designation to facilitate the calling of the Special Meeting.

At this time, we are soliciting Agent Designations solely for the purpose of calling the Special Meeting. UPEK is not currently seeking your proxy, consent, authorization or Agent Designation for approval of the Proposals or the Merger Proposal. After the Special Meeting is called, we intend to file a proxy statement with the Securities and Exchange Commission (the “SEC”) and send you proxy materials urging you to vote in favor of the Proposals. Any vote on the Merger Proposal would be by means of another separate proxy statement or other disclosure document. However, neither this solicitation statement nor the proxy statement will request that you vote on the Merger Proposal. You may be asked to vote on the Merger Proposal in the future, if we are ultimately successful in removing the Board.

Please sign, date and return the enclosed WHITE Agent Designation in the enclosed envelope today.

If you have any questions about executing or delivering your

Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

The date of this Solicitation Statement is [            ], 2010. This Solicitation Statement and the enclosed WHITE Agent Designation are first being sent or given to stockholders on or about [            ], 2010.

BACKGROUND

UPEK and AuthenTec have had discussions, from time to time, on various matters concerning their respective businesses. During a series of meetings and telephone calls in late 2008, representatives of UPEK and AuthenTec began to explore the possibility of a business combination between the two companies.

On December 18, 2008, UPEK and AuthenTec signed a confidentiality agreement. Additional discussions followed over the course of several weeks concerning the possibility of a business combination.

A face-to-face meeting was held on January 12, 2009 in San Francisco, California, between Robert E. Grady, a director of AuthenTec, F. Scott Moody, the Chairman and CEO of AuthenTec, Ray Bingham, a director of UPEK, and Alan Kramer, a director, founder and then-CEO of UPEK, to discuss in detail a combination of UPEK and AuthenTec.

On January 12, 2009 and January 30, 2009, telephonic and face-to-face meetings were held both in Menlo Park, California, where the meeting was attended by Mr. Kramer, Kim Frank, a consultant to UPEK, and Rex Sherry of Americas Growth Capital, AuthenTec’s investment banker, and in Melbourne, Florida, where the meeting was attended by Mr. Moody, Gary Larsen, the Chief Financial Officer of AuthenTec, and Larry Ciaccia, the President of AuthenTec, to continue the diligence process.

On February 2, 2009, Mr. Sherry sent a message to Ms. Frank indicating that AuthenTec’s next board meeting was February 11, 2009, that Mr. Moody would make a recommendation to the AuthenTec board at that meeting and that it is was their intention to communicate a preliminary proposal to UPEK on February 12th.

On February 12, 2009, Mr. Sherry called Ms. Frank and outlined a proposal whereby AuthenTec would acquire UPEK in an all-stock transaction which would result in UPEK shareholders owning 22% of the combined company.

On February 16, 2009, Alan Baratz, then the executive chairman of the board of directors of UPEK, held a phone call with Mr. Grady, where Mr. Baratz indicated that a business combination providing UPEK stockholders with 22% of the combined company was not acceptable to UPEK and that UPEK was disengaging from the discussions with AuthenTec.

On March 20, 2009, in light of UPEK’s view as to the lack of progress made as of that time by the parties on negotiations for a business combination, UPEK delivered to AuthenTec a letter proposing a business combination between UPEK and AuthenTec, pursuant to which AuthenTec stockholders would receive 33% of the combined company and $1.40 in cash for each AuthenTec share. UPEK also delivered a notice of intent to nominate directors at AuthenTec’s 2009 annual meeting of stockholders. Also on March 20, Dr. Ronald D. Black, then a director and Chairman of UPEK and in charge of mergers and acquisitions, spoke by telephone with Mr. Moody, concerning the proposal letter and the nomination notice.

On March 23, 2009, AuthenTec sent a letter to UPEK declining to consider UPEK’s proposed business combination, and instead proposing that AuthenTec would be willing to consider a business combination pursuant to which UPEK stockholders would receive 22% of the combined company. AuthenTec also sent a letter to UPEK claiming that UPEK’s notice of nomination of directors was not permitted under the terms of AuthenTec’s bylaws. Also on this day, Dr. Black spoke with Mr. Moody, as well as Christopher Fedde, a director of AuthenTec, concerning a proposed business combination as well as the proposal letter and nomination notice.

Dr. Black and Mr. Fedde continued to correspond during late March 2009 through May 2009, concerning a proposed business combination. An in-person meeting among Dr. Black, Ms. Frank, Mr. Fedde and Mr. Larsen was held on April 7, 2009. During this meeting Dr. Black and Ms. Frank discussed the likely trend of improving business for UPEK as UPEK had won significant PC business from PC customers that previously provided this business to AuthenTec, which would commence with the industry transition from Intel’s Montevino to Calpella platform. Given this revenue trend, Dr. Black presented a financial model that separately valued cash and the intrinsic business of both companies, and gave UPEK’s view that AuthenTec’s stockholders would substantially benefit in the combination even at a 50-50% equity structure. Dr. Black proposed that a 60%-40% split in favor of AuthenTec could be acceptable to UPEK, provided that the other terms of the combination were reasonable. Several calls were held between Dr. Black and Mr. Fedde to discuss the potential combination, and Mr. Fedde suggested that Dr. Black meet with Mr. Moody.

On June 4, 2009, Mr. Moody met with Dr. Black in Paris, France, to further discuss a proposed business combination between UPEK and AuthenTec. During the discussions, Mr. Moody proposed to increase the portion of the combined company’s stock that UPEK stockholders would own to 33%. Further telephone conversations occurred between Dr. Black and Mr. Fedde during June 2009, during which the 33% stock split was quoted often as the updated offer from AuthenTec. UPEK, however, maintained that the 60%-40% equity split in favor of AuthenTec was more equitable given the likely revenue trend for UPEK in 2010.

On July 2, 2009, Dr. Black sent a draft term sheet to Mr. Fedde, which set out the high-level terms of a business combination between UPEK and AuthenTec.

On August 10, 2009, AuthenTec’s general counsel, Fred Jorgenson, sent a letter to UPEK concerning a confidentiality agreement between UPEK and Atrua Technologies, Inc. (an entity AuthenTec purchased in July 2009) and requesting that UPEK provide to AuthenTec certain information allegedly retained by former employees of Atrua who had joined UPEK as employees and consultants.

UPEK’s outside counsel responded to this letter on August 14, 2009 noting UPEK’s compliance with the confidentiality agreement, requesting additional information from AuthenTec and noting the steps UPEK had previously taken to ensure that former Atrua employees did not disclose any confidential information of Atrua to UPEK.

On August 31, 2009, Mr. Jorgensen replied with a letter to UPEK making a number of accusations (that UPEK viewed as baseless) regarding the former Atrua employees’ use of Atrua confidential information and providing UPEK with some of the information requested in the August 14th letter.

UPEK’s counsel responded to this letter on September 10, 2009 noting that it was investigating the matter and requesting additional information supporting AuthenTec’s allegations; and on October 1, 2009, UPEK’s counsel delivered to AuthenTec’s counsel the information it had discovered during such investigation, and noted that no Atrua confidential information had been shared with UPEK or used by any UPEK employees or consultants.

On September 16, 2009, Mr. Fedde sent a letter to Dr. Black, regarding a revised proposal for a business combination between the two companies. In addition, Mr. Grady had discussions with Mr. Bingham.

During the month of September and onwards, Mr. Sherry had several discussions with Dr. Black. In these discussions Mr. Sherry suggested that the following board composition of the combined company would be acceptable to AuthenTec: AuthenTec would designate five directors; UPEK would designate three directors (one of which would be the Chairman of the board); and AuthenTec and UPEK would mutually designate two new independent directors. Dr. Black agreed that the proposed format could be acceptable to UPEK, provided that the Chairman role would be an executive position having certain duties concerning the management of the combined company and direct access to the business. Mr. Sherry agreed that this was a workable solution, provided that Mr. Moody was given an improved severance package. Dr. Black agreed on behalf of UPEK to the proposed construct, which was to be worked on by both sides and embodied in a term sheet.

On October 12, 2009, Mr. Grady, Mr. Fedde, Mr. Bingham, and Dr. Black spoke by telephone to further discuss the prospect for, and high level terms of, a business combination between the two companies, which encompassed all of the elements discussed previously between Dr. Black and Mr. Sherry.

On October 16, 2009, AuthenTec’s outside counsel sent a letter to UPEK threatening litigation against UPEK over AuthenTec’s purchase of Atrua’s assets and the matters referred to in the August and September 2009 letters referred to above.

On October 20, 2009, Mr. Grady and Mr. Fedde sent a letter to Dr. Black and Mr. Bingham attaching a term sheet for a proposed business combination. The terms proposed were substantially different than those discussed with Mr. Sherry, and from those discussed on the phone call with Mr. Grady and Mr. Fedde the previous week. The terms included, among other things, that AuthenTec stockholders would receive 67% of the common stock, six of the nine board seats, and the CEO and CFO roles of the combined company, while UPEK stockholders would receive 33% of the common stock, three of the nine board seats, and the Chairman role of the combined company, and that a specified amount of working capital would be required from each party. A standstill agreement was also requested pursuant to which UPEK would not acquire stock of AuthenTec or engage in an unsolicited approach to AuthenTec’s stockholders.

On October 22, 2009, Dr. Black sent a letter responding to the October 20, 2009 letter. In this letter, Dr. Black indicated acceptance of most of the terms of the October 20, 2009 term sheet, but noted that the AuthenTec proposal ignored several of the terms outlined in the previous discussions. In particular, the UPEK proposal stated that UPEK stockholders receive 36.5% to 40% of the combined company’s common stock, a board composed of a total of seven directors, with AuthenTec having the right to designate four directors and UPEK having the right to designate three directors, and that the Chairman role would be an executive position with specific responsibilities related to strategy and mergers and acquisitions.

On December 2, 2009, Dr. Black met Mr. Grady in New York, New York. They further discussed the high-level terms for a business combination between UPEK and AuthenTec. Both Dr. Black and Mr. Grady agreed that both parties should endeavor to enter into a definitive agreement for a business combination by December 31, 2009, and that such a goal was easily achievable given that UPEK and AuthenTec had been in discussions in one form or another since late 2008. Mr. Grady asked whether Dr. Black would be committed to the combined company, and Dr. Black responded that he would be willing to move to Melbourne, Florida, to assist the combined company going forward.

On December 5, 2009, pursuant to the meeting between Dr. Black and Mr. Grady, UPEK sent a draft merger agreement to AuthenTec.

From December 8, 2009 through December 10, 2009, representatives of and counsel for UPEK and representatives of and counsel for AuthenTec met in person in Menlo Park, California, to conduct due diligence on UPEK and AuthenTec and to begin negotiating the terms of the business combination of UPEK and AuthenTec. During these negotiations, among other things, AuthenTec proposed: that the Executive Chairman role instead be a Chairman role without an “Executive” title (but that the Chairman role would have the duties that the Executive Chairman role was to have, as previously outlined by Dr. Black); that UPEK stockholders receive 33% of the common stock of the combined company; and that the board of the combined company would consist of nine directors, with five directors to be designated by AuthenTec, three directors to be designed by UPEK, and one new independent director to be mutually agreed. UPEK suggested to AuthenTec that it would be willing to agree to AuthenTec’s terms on these significant deal points, assuming that the other terms of the proposed business combination were reasonable. Authentic and UPEK also discussed that each party would agree to deliver a specified amount of working capital to the combined company. Additionally, UPEK reiterated a desire to AuthenTec to enter into a definitive agreement by December 31, 2009.

On December 11, 2009, counsel for AuthenTec sent to counsel for UPEK a markup of the draft merger agreement containing AuthenTec’s comments to the proposed merger agreement.

On December 14, 2009, counsel for UPEK and counsel for AuthenTec held a conference call to negotiate certain significant issues in the proposed merger agreement.

From December 15th through December 17th, representatives of and counsel for UPEK and representatives of and counsel for AuthenTec again met in person in Menlo Park, California, to continue due diligence and to further discuss and negotiate the terms of the proposed merger agreement. During these meetings, UPEK agreed to AuthenTec’s request on the split of the directorships on the combined company’s board of directors, and on the Chairman role not using the term “Executive”, but still having specific responsibilities related to strategy of the combined company and mergers and acquisitions. UPEK also suggested that it would agree to AuthenTec’s request that UPEK stockholders receive 33% of the common stock of the combined company, assuming the other terms of the business combination were reasonable. AuthenTec and UPEK also discussed the specified level of working capital that each party would deliver to the combined company. On December 18th, counsel for UPEK sent a draft stockholders’ agreement (which set out provisions concerning the duties of the Chairman role, as well as the director designation rights) to counsel for AuthenTec. Also, from December 18th through December 23rd, counsel for AuthenTec and counsel for UPEK exchanged additional draft documents for the transaction.

On December 23, 2009, Mr. Moody sent a letter to Dr. Black outlining high-level open issues. Also on that day, counsel for AuthenTec sent a revised merger agreement and a revised stockholders’ agreement to UPEK. Both Mr. Moody’s letter and the revised agreements sent on this date raised as open points a number of issues, such as the role of the Chairman that UPEK believed had previously been resolved between the parties. Reopening these topics made it extremely unlikely that a definitive agreement could be entered into by December 31, 2009, and raised the question amongst the UPEK board members as to whether AuthenTec actually wanted to complete the deal or was simply engaging in detailed due diligence to obtain additional competitive information and delay discussions past February 8, 2010, the last day when AuthenTec stockholders could propose nominees at the upcoming AuthenTec 2010 annual stockholders meeting.

From December 23rd to December 28th, UPEK attempted to engage with AuthenTec to negotiate the high-level open issues. UPEK had reiterated its desire to AuthenTec to enter into a definitive agreement by December 31, 2009, and that the parties continue to engage in discussions. In response, AuthenTec stated that it was unavailable due to the Christmas holiday season. On December 28, 2009, Dr. Black sent a response letter to Mr. Moody that proposed compromises to the high-level outstanding issues, and also attached proposed final forms of the merger agreement and the stockholders’ agreement. By this time UPEK believed that the actual number of open issues was very small in amount.

In early January 2010, Mr. Grady had several discussions with David Lane, a director of UPEK, regarding the open issues. On January 10, 2010, Mr. Grady sent to Mr. Lane a proposal on the outstanding issues, which included, among other things, the role of the Chairman, compensation of certain executives, and changes to the definition of working capital. However, in UPEK’s view, the proposal from Mr. Grady was not designed to bring issues to a close quickly, and instead contained items that would take additional weeks to negotiate, or reopened items that had been previously agreed. UPEK now concluded that the response letter from Mr. Grady was intended to delay the signing of a definitive agreement to a date after February 8, 2010, the last date by which stockholders could propose nominees for election to AuthenTec’s board of directors at the 2010 annual meeting of stockholders; and UPEK concluded that AuthenTec viewed its leverage in the negotiations increasing day-by-day as the February 8, 2010 date approached. As a result, UPEK notified AuthenTec that UPEK was terminating discussions concerning a proposed transaction.

On or about January 11, 2010, Mr. Sherry called Dr. Black and asked whether UPEK was going to respond to AuthenTec. Dr. Black stated that UPEK had already responded with the aforementioned termination of discussions. Dr. Black further stated to Mr. Sherry that essentially all of the deal had in fact been negotiated over several months and documented in extensive definitive agreements, but that AuthenTec appeared now to be delaying conclusion of negotiations and signing of definitive agreements by raising additional items that were considered previously closed. Mr. Sherry stated that Mr. Grady would contact Mr. Lane.

From January 11, 2010 to January 28, 2010, Mr. Grady and Mr. Lane had additional telephone discussions. On January 15, 2010, Mr. Grady sent a letter to UPEK and its board of directors inquiring about, among other things, why UPEK had terminated discussions, and suggesting AuthenTec would be willing to continue discussions if UPEK withdrew its notice regarding termination of discussions. On January 18th, Mr. Lane sent a response letter to Mr. Grady, although UPEK did not at any time withdraw its notice terminating discussions.

On January 21st, Mr. Grady sent an additional letter to Mr. Lane with proposed compromises on outstanding significant issues. On January 22nd, Mr. Lane sent a response letter to Mr. Grady. The remaining significant issues noted in Mr. Lane’s response had been narrowed down to the following at this time: whether there was any “cure” period of several days duration before the Chairman could be terminated for actions taken beyond the specified duties of the Chairman role; the amount of working capital to be contributed by UPEK to the combined company; a relatively small difference over the post-closing compensation of the Chairman; and a relatively small difference over the severance amount for Mr. Kramer should he be terminated post-closing.

On January 25th, Mr. Grady called Mr. Lane and said that AuthenTec’s board had decided not to accept the compromise that Mr. Lane had proposed and that Mr. Grady and Mr. Lane had discussed. Mr. Grady stated to Mr. Lane, however, that the AuthenTec board would be willing to still consider the merger in the event that the proposed Chairman of the combined company (which was to be Dr. Black) could be terminated for any reason and without any cure period, that the proposed Chairman (which was to be Dr. Black) was restricted from having discussions with any employee other than Mr. Moody and Mr. Larsen, and that additional changes in working capital definition were being contemplated. While not explicitly stated, Mr. Lane believed that the conversation implied that there would be similar restrictions on conversations between any UPEK-appointed board members and any employee of the combined company, other than Mr. Moody and Mr. Larsen. Mr. Lane stated that such restrictions on information flow between directors of the company and employees was highly irregular and against good governance practices. Mr. Lane later left a voicemail and an email requesting Mr. Grady to document their proposal in writing. No response has ever been received.

On January 29, 2010, UPEK issued a press release regarding the Merger Proposal, and delivered to AuthenTec a letter containing the Merger Proposal, as well as a notice of UPEK’s intention to nominate directors and propose business at AuthenTec’s 2010 annual meeting of stockholders. Also on that day, UPEK initiated the litigation described below under “Certain Litigation”.

THE MERGER PROPOSAL

On January 29, 2010, UPEK proposed to combine UPEK and the Company in a stock-for-stock merger. Pursuant to the proposal described below (the “Merger Proposal”), the holder of each share of AuthenTec common stock, par value $0.01 per share (“Common Stock”), would receive for such share:

•	One share of common stock of the combined company (equating to 50% of the combined company in the aggregate for all AuthenTec stockholders).

•	Its pro rata portion of the $40 million aggregate cash dividend (the “Cash Dividend”), which would be paid to the AuthenTec stockholders immediately prior to the closing of the transaction.

•	The Cash Dividend would be paid out of the Company’s cash, cash equivalents and short term investments, and no financing would be required in order to pay the Cash Dividend.

•

One contingent value right (“CVR”) representing the right to receive one additional share of the combined company’s common stock (for total post-closing ownership by Company stockholders of 66-2/3% of the combined company), as follows:

•

Each CVR would convert into one additional share of common stock of the combined company if the average closing price of the combined company’s common stock is below 140% of the Pro Forma January 28 Stock Price for any sixty (60) consecutive trading day period during the Measuring Period (and calculated without giving effect to any stock split or reverse stock split).

•	The “Measuring Period” means the period beginning six months after the closing and ending 18 months after the closing.

•

The “Pro Forma January 28 Stock Price” is the price equal to, as determined by an independent financial advisor, the closing price of the Company’s Common Stock on January 28, 2010, after giving pro forma effect to the payment of the Cash Dividend (as if it occurred on January 28, 2010).

•	The CVRs would trade together with, and not separately from, the common stock of the combined company that is received by Company stockholders.

UPEK stockholders would not receive, or participate in, the Cash Dividend or the CVRs.

The terms of the CVRs would be memorialized in a contingent value rights agreement with a third party bank or trust company, and would contain customary terms for CVRs. It is expected that, at closing, the combined company would be publicly-traded on The NASDAQ Stock Market.

OUR REASONS FOR CALLING THE SPECIAL MEETING

UPEK believes that the current directors of the Company will not act in what UPEK believes to be your best interests with respect to the Merger Proposal. UPEK believes that such a business combination would significantly increase stockholder value for both UPEK and the Company, and create a leading fingerprint sensor company. In addition, the combined company will be better positioned to improve the pace of innovation, drive business diversification and compete generally in the authentication industry in light of various synergies, including scale and breadth, investment potential and the combined intellectual property portfolio. We believe strongly that the stockholders deserve a voice in the boardroom and we are starting this process with the goal of giving AuthenTec stockholders that voice.

Therefore, we are soliciting your consent to call the Special Meeting for the purposes of (i) removing the entire Board, (ii) electing the Nominees to the Board, and (iii) repealing any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws. We will solicit votes for the election of the Nominees only by means of a second proxy statement and proxy card once the record and meeting dates for the Special Meeting have been established. The sole purpose of this solicitation, and the only effect of your vote on the enclosed WHITE Agent Designation, is to demand the calling of the Special Meeting. The Special Meeting will not involve a vote on the Merger Proposal, and any vote on the Merger Proposal would be by means of a third proxy statement or other disclosure document.

OUR PLANS FOR THE SPECIAL MEETING

If UPEK is successful in its solicitation of Agent Designations and the Special Meeting is called and held, UPEK expects to present the following matters for a stockholder vote:

•

Removal of Directors. UPEK expects to propose the removal, without cause, of each of the Company’s current directors and any other person who may be a director immediately prior to the effectiveness of the actions proposed to be taken by the proxy solicitation. The Company’s current directors are Matthew P. Crugnale, Chris Fedde, Robert E. Grady, Gustav H. Koven, F. Scott Moody and Bill Washecka. Pursuant to Article VI, Section C of the Certificate of Incorporation, the removal of directors requires the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

•

Election of Directors. UPEK expects to propose the election as directors of the Company of six Nominees to serve until the next annual meeting of stockholders and until their successors shall have been duly elected and qualified. Assuming there is a quorum at the Special Meeting, directors will be elected by a plurality of the votes cast by the stockholders of the Company entitled to vote at the Special Meeting.

•

Repeal of Bylaws Adopted Subsequent to November 5, 2009 and Prior to the Effectiveness of the Proposals. UPEK expects to propose the repeal of any provision of the Bylaws, and the repeal of any amendment to the Bylaws, in each case adopted subsequent to November 5, 2009 and prior to the effectiveness of the Proposals. This Proposal is designed to prevent the Board from taking actions to amend the Bylaws to attempt to nullify or delay the actions taken by the stockholders pursuant to the Proposals or to create new obstacles to the consummation of the Merger Proposal. The Bylaws filed with the SEC on November 5, 2009 as an exhibit to the Company Form 10-Q for the period ended October 2, 2009 are the most recent publicly-available version of the Bylaws (the

“Existing Bylaws”). Accordingly, this Proposal would not repeal any provision of the Existing Bylaws. If, however, the Board has adopted since November 5, 2009, or adopts prior to the effectiveness of the Proposals, any amendment to the Bylaws, this Proposal would repeal such amendment so as to prevent the Board from creating new obstacles to the consummation of the Merger Proposal and to remove any existing undisclosed obstacles to the consummation of the Merger Proposal. Approval of this Proposal may also result in the repeal of additional bylaws or amendments that may be aligned with security holder interests. The proposal to repeal amendments to the Bylaws requires the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

It is our current intention to nominate for election Vincent F. Titolo, Dr. Randall C. Fowler, Gary Martell, Robert N. Blair, Keith R. Lobo and Anthony Maher. We will solicit votes for the election of our candidates only by means of a second proxy statement and proxy card once the record and meeting dates for the Special Meeting have been established. If UPEK is successful in calling the Special Meeting as a result of the solicitation of Agent Designations from the Requisite Holders, then UPEK will include in UPEK’s definitive proxy statement for such Special Meeting information regarding a vote at that Special Meeting, including without limitation audited financial statements of UPEK and pro forma financial statements. The sole purpose of this solicitation, and the only effect of your vote on the enclosed Agent Designation, is to demand the calling of the Special Meeting. Neither the solicitation nor the Special Meeting will involve a vote on the Merger Proposal.

Accordingly, we urge you to join with us in demanding the calling of the Special Meeting for the purpose of submitting the Proposals to stockholders for a vote thereon. To help us call the Special Meeting, please follow the instructions for delivering Agent Designations described below.

THE SPECIAL MEETING

We are furnishing this Solicitation Statement and an Agent Designation to holders of outstanding shares of Common Stock for the appointment of specified persons as the stockholder’s agents (each, a “Designated Agent”) to demand the call of the Special Meeting to set forth the Proposals. We are seeking to have the Company hold a special meeting to set forth the Proposals called under Article V, Section D of the Certificate of Incorporation. This section provides:

“(D) Special meetings of stockholders may be called at any time by the Board of Directors, the Chairman of the Board or the President, or holders of record of not less than 10% of all shares entitled to cast votes at the meeting, for any purpose or purposes prescribed in the notice of the meeting and shall be held at such place, on such date and at such time as the Board may fix.”

On the date we filed this solicitation statement, we were the record holder and beneficial owner of 1,000 shares of the Company’s Common Stock. Pursuant to Article V, Section D of the Certificate of Incorporation, the Company is obligated to call the Special Meeting if a demand is made by holders of not less than ten percent (10%) of the outstanding shares of Common Stock, which are the class of shares entitled to vote in an election of directors. Based on the Company’s Form 10-Q for the Quarterly Period ended October 2, 2009, filed on November 5, 2009, there were approximately 28,670,484 shares of Common Stock issued and outstanding as of November 5, 2009. We have no further basis to determine the amount of outstanding shares of Common Stock. Accordingly, based on such information, holders of approximately 2,866,049 shares of Common Stock, in addition to the 1,000 shares owned by us, will need to execute and deliver Agent Designations to us in order for Designated Agents to be able to demand the Special Meeting.

The record date for determining stockholders entitled to notice of, or to vote at, the Special Meeting shall be at the close of business on the day next preceding the day in which notice of the Special Meeting is given to stockholders, unless the Board sets a different record date in accordance with Article V, Section D of the Company’s Certificate of Incorporation and the Delaware General Corporation Law.

If we obtain sufficient Agent Designations to demand the Special Meeting, we expect to cause the Designated Agents to demand the calling of the Special Meeting. Thereafter, we expect to file a proxy statement with the SEC and solicit in support of the Proposals at the Special Meeting. If the Special Meeting is called based on receipt by the Company of Agent Designations from the Requisite Holders, it may not necessarily be reflective of the Company’s stockholders wish to consider either removal of the current Board or any business combination proposal by UPEK.

While we are currently only soliciting Agent Designations in support of the calling of the Special Meeting, if the Special Meeting is called, our current intention is to put forth the proposals described above under “Our Plans for the Special Meeting”.

AGENT DESIGNATION PROCEDURES

Pursuant to this Solicitation Statement, we are soliciting WHITE Agent Designations from stockholders to provide for the calling of the Special Meeting. By executing an Agent Designation, a stockholder will designate the Designated Agents and authorize them to demand the Special Meeting and exercise all rights of the Requisite Holders incidental to calling and convening the Special Meeting and causing the purposes of the authority expressly granted pursuant to the Agent Designations to the Designated Agents to be carried into effect, including to apply, if need be, to an appropriate court to order that the Special Meeting be held. Agent Designations do not grant the Designated Agents the power to vote any shares of Common Stock at the Special Meeting. To vote on the matters to be brought before the Special Meeting, you must vote by proxy or in person at the Special Meeting.

Executed Agent Designations should be delivered, by mail (using the enclosed envelope), to our Solicitation Agent, Innisfree M&A Incorporated for delivery to the Company. If we receive executed Agent Designations from the Requisite Holders, we may cause the Designated Agents to demand the Special Meeting at such time.

You may revoke your Agent Designation at any time prior to the date on which the Designated Agents deliver the demand of the Requisite Holders for the Special Meeting to the Company by delivering a written revocation to us, care of Innisfree M&A Incorporated, at the address set forth on the back cover of this Solicitation Statement. Such a revocation must clearly state that your Agent Designation is no longer effective. Any revocation of an Agent Designation will not affect any action taken by the Designated Agents pursuant to the Agent Designation prior to such revocation.

If your shares of Common Stock are registered in your own name, please sign, date and mail the enclosed WHITE Agent Designation to Innisfree M&A Incorporated in the postage-paid envelope provided. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only the brokerage firm, bank, bank nominee or other institution can execute an Agent Designation for such shares of Common Stock and will do so only upon receipt of specific instructions from the beneficial owner of such shares of Common Stock. Accordingly, each stockholder who holds shares of Common Stock through a nominee such as a brokerage firm, bank, bank nominee or other institution must contact the person responsible for the stockholder’s account and advise that person to execute and return the accompanying WHITE Agent Designation. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of such instructions to us, care of Innisfree M&A Incorporated at the address below, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions about executing or delivering your

WHITE Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

By executing the WHITE Agent Designation and returning it to us, you are not committing to cast any vote in favor or against, nor are you granting us any proxy to vote on, (1) any proposal to be brought before the Special Meeting or (2) the Merger Proposal.

Your Agent Designation is important, no matter how many or how few shares you own. Failure to execute a WHITE Agent Designation has the same effect as opposing the calling of the Special Meeting.

CERTAIN INFORMATION ABOUT THE COMPANY

The Company is a Delaware corporation with its principal executive offices at 100 Rialto Place, Suite 100, Melbourne, Florida, 32901. The telephone number of the Company is (321) 308-1300.

The Company is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and in accordance therewith it files periodic reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning (202) 551-8090. The Company’s filings with the SEC are also available to the public without charge on the SEC’s website (http://www.sec.gov).

The information concerning the Company contained in this Solicitation Statement has been taken from or based upon publicly available documents and records on file with the SEC and other public sources. We have not independently verified the accuracy or completeness of such information.

See Annex A hereto for information regarding persons who beneficially own more than 5% of the Company’s outstanding shares of Common Stock and the ownership of the Company’s shares of Common Stock by the Company’s management.

CERTAIN INFORMATION CONCERNING UPEK

UPEK, Inc. is a Delaware corporation with principal executive offices located at 5900 Christie Avenue, Emeryville, California, 94608. UPEK is a privately held company, with its principal stockholders listed on Annex B under the heading “Certain UPEK Stockholders”. The telephone number of UPEK’s executive offices is (510) 420-2600. UPEK is a leader in biometric fingerprint security solutions, offering integrated end-to-end solutions including comprehensive design & integration services to the world’s leading consumer and industrial products companies. UPEK biometric security products enable a wide range of applications including password replacement for PCs and applications, centralized management for corporate network security, protection of portable data, identity verification for government and military applications, and physical access control. UPEK has been pioneering biometric fingerprint technology since 1996 and shipping product in volume since 1999.

UPEK is the record holder and beneficial owner of 1,000 shares of Common Stock, all of which were acquired in ordinary brokerage transactions. UPEK purchased the 1,000 shares of the Common Stock on March 20, 2009 (the “Shares”), at a purchase price of $1.44 per share. None of the other UPEK Participants (as defined in Annex B hereto) has, to UPEK’s knowledge, purchased or sold any other securities of AuthenTec. The Shares owned by UPEK were acquired by UPEK with cash on hand. No part of the purchase price or market value of any of the Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Shares.

Except as set forth in this Solicitation Statement, we have not now, nor have we been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).

There are no material proceedings to which we or any of our affiliates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries, except as described below under “Certain Litigation”. Except as described herein, we do not hold any interest in the matters to be voted upon at the Special Meeting, other than an interest, if any, as a stockholder of the Company.

Except as set forth in this Solicitation Statement, neither us nor any of our affiliates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of the Company’s last fiscal year, or in any currently proposed transaction, to which the Company or any of its subsidiaries is a party where the amount involved was in excess of $120,000 and in which such person had, or will have, a direct or indirect material interest; (ii) has been indebted to the Company or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of the Company, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of the Company, any future employment by the Company or its affiliates, or any future transaction to which the Company or any of its affiliates will or may be a party; (iv) has purchased or sold any securities of the Company within the past two years; or (v) is the direct or indirect beneficial or record owner of any securities of the Company or any parent or subsidiary thereof.

Additional information regarding UPEK and the Participants (as defined below) in the solicitation is set forth in Annex B.

INFORMATION REGARDING THE NOMINEES

The following table sets forth the name, age, business address, present principal occupation and business experience for the past five years and certain other information with respect to each of the Nominees. This information has been furnished to UPEK by the Nominees.

Name, Age and Business Address	Present Principal Occupation and Employment History

Vincent F. Titolo Age: 70 Business address: 2269 Chestnut Street, Suite 139 San Francisco, CA 94123	Since March 2006, Mr. Titolo has served as the Managing Director of EuroUS Ventures, a venture capital firm which is focused on investing in prominent, late stage, privately held European technology companies that want to expand in the U.S., where he is responsible for managing the firm. One of EuroUS Ventures principal investments is in a privately held company in France, Inside Contactless, SA. He is a member of the company’s Audit Committee of the board of directors. He has over forty years of domestic and international executive experience in both the corporate and investment sectors with a focus on business/strategic planning and corporate restructuring. Mr. Titolo has implemented and directed numerous private placements and initial public offerings, and has significant experience in industry consolidations. Between April 2005 and March 2006, Mr. Titolo was not principally employed. Prior to such time, between 1999 and April 2005, Mr. Titolo was Chairman and Chief Executive Officer of a high technology company focused on the application software area — Boostworks Inc., headquartered in San Francisco with the engineering staff located in Paris, and developed a full suite of data optimization and traffic management products aimed at the enterprise market. Previously, he was the Chairman and Chief Executive Officer of Menke Titolo Capital Corp, a private LBO MBO fund with an investment banking function, where he was responsible for leading the fund. The MBO fund returned an IRR of 35% over a 6 year period. In addition, he has also served as a Senior Vice President and Chief Financial Officer of three NYSE companies, Ampex Corporation, Tymshare Inc and Shaklee Corp., and has actively served on corporate boards in the U.S., France, Germany, England and Japan. Mr. Titolo earned his BS in Economics from Fordham University School of Business in 1963.

Name, Age and Business Address	Present Principal Occupation and Employment History

Dr. Randall C. Fowler Age: 70 Business address: 210 Yerba Buena Ave. Los Altos, CA 94022	Randy Fowler has been retired since 2001, but currently serves as an advisor to Rembrandt Venture Partners, a venture capital firm. He has a unique combination of Wall Street knowledge, technical expertise, and hands-on experience in financing, marketing, and sales. Currently retired from day-to-day business operations, Randy founded Identix, Incorporated, and served as Chairman and Chief Executive Officer until his retirement in 2001. Identix was a public company with proprietary personal identification technology based on fingerprint recognition. He created and patented the biometric technology (prior to starting the company in 1982) that enabled Identix to maintain its leadership in creating the Biometric Industry worldwide. He led the company through its IPO in 1985 (NASDAQ, and later the American Stock exchange) and subsequent financings including a number of acquisitions and mergers. During his almost 20 years at Identix, he became the first Chairman of the International Biometrics Association. In addition, he also served as Chairman of ANADAC, Fingerscan, Australia, and Syvan/Identix Joint ventures. The company was awarded Fast 50 and Fast 100 Companies in Silicon Valley in 1999, 1997, 1996 and 1995. Dr. Fowler received the Silicon Valley Entrepreneur of the Year award in 1997, the Kjakan Award of New York in 1998, Professional Awards, as well as Distinguished Alumnus award, from the University of Louisville, where he currently serves on the Board of Advisors for the University. He presently sits, or has sat, on the board(s) of directors for several private/public companies, and mentors young entrepreneurs in development of new ventures. Prior to founding Identix, he held general manager, marketing and sales, and technical positions at a number of Fortune 500 companies. He also taught for several years as Professor of Engineering at San Jose State University. Randy holds patents in electro-optic techniques for biometric equipment, and for Attitude Control & Dynamic Stability for Spacecraft and Rocket hardware. He earned a Doctorate of Engineering from Stanford in 1969, a Master of Science in Engineering from Arizona State University in 1964, and a Bachelor of Science from University of Louisville in 1962.

Gary Martell Age: 47 Business address: 617 River Oaks Parkway San Jose, CA 95134	Since May 2009, Mr. Martell has served as the Chief Financial Officer of Microprobe, a probe card technology company serving the semiconductor manufacturing industry. In this role, Mr. Martell is responsible for presenting and reporting accurate and timely historical financial information in addition to being responsible for the overall financial condition of the company. Prior to this position, from September 2008 until January 2009, he served as Chief Financial Officer of Stion Corporation, a solar photovoltaics company serving the solar energy industry. Prior to that, he served as the Chief Financial Officer of UPEK from March 2006 until September 2008, and as UPEK’s chief operating offer from September 2007 until August 2008. From August 2004 until March 2006, he served as Chief Financial Officer of Orbital Data Inc., a network optimization appliance company serving customers in the media industry such as Sony Entertainment and Time Warner. Prior to 2003, Mr. Martell worked in operations and finance for Cobalt Networks, a company providing web hosting appliances consisting of servers and software which was later acquired by Sun Microsystems where he continued as Vice President of Network Storage Operations, and for Wyse Technology, a display and computing company. Mr. Martell earned his BBA in Finance and CS from the University of Massachusetts in 1984.

Name, Age and Business Address	Present Principal Occupation and Employment History

Robert N. Blair Age: 67 Business address: c/o RNB International 117 Bernal Rd, MB 70-177 San Jose, CA 95119	Since before 2005 and currently, Mr. Blair is the owner of RNB International, a technology business consulting service where he is responsible for owning and managing the company. Since 2008 and currently, he is also the Co-Founder and Chairman of SolarAirPower Inc., a clean energy company, where he is responsible for leadership of the company. Since 2006 and currently, he is also the Co-Founder and Chairman of AnLinx Inc., a mixed-signal semiconductor company, where he is also responsible for leadership of the company. Also since 2006 and currently, he is a member of the board of directors of NewCardio Inc. (NWCI.OB), a cardiac medical devices company. Between 2007 and 2008, he was the Co-Founder and a board member of Mobi33 Inc., a mobile phone advertising software platform company, where he was responsible for strategic direction. Between 2005 and 2006, he was the Co-Founder, Chief Executive Officer and a board member of VivoMedical Inc., a diabetes medical device company, where he was a lead manager of the company. Mr. Blair received his BSC with honors in Applied Physics from Anglia Ruskin University in the United Kingdom in 1966.

Keith R. Lobo Age: 58 Business address: c/o Elastix Corp. 420 Blossom Hill Road, Suite 101 Los Gatos, CA 95032	Since October 2009, Mr. Lobo has served as the Executive Chairman of Elastix Corp., a semiconductor technology company. In this role, he is responsible for leadership of the board of directors and for the strategic direction of the company. Between October 2001 and October 2006, he was a General Partner in the VC fund of Fremont Group (a private equity company), where he shared responsibility for the management of the VC fund Fremont Ventures. His prior experience includes roles as President and Chief Executive Officer of Quickturn Design Systems (NASDAQ: QKTN/CDNS), a semi-conductor design technology company in the Logic Emulation space, where he was responsible for leading the company, and Executive Vice President and Chief Operating Officer of Chips & Technologies, Inc (NASDAQ: CHPS/INTC), a PC semiconductor chip company, where he was responsible for managing the operations of the company. Since leaving the Fremont Group in 2006, he has been a private investor. In addition, Mr. Lobo serves on a board of the University of Wisconsin - Madison, and previously served on numerous boards of directors including eSilicon Corp., Quickturn Design Systems, Arraycomm, Lightsand, White Rock Networks, Global Serve, Numetrics Management Systems, Private Express and Enlite Networks, all technology companies that operated across the broad segment of semiconductor, wireless communications, IT software, and computer networking. Mr. Lobo received his MEE in Electrical Engineering from the Stevens Institute of Technology - New Jersey in 1977, and received his M.B.A. from the University of Wisconsin - Madison in 1979, specializing in finance and international business.

Name, Age and Business Address	Present Principal Occupation and Employment History

Anthony Maher Age: 64 Business address: Sollnerstr 36 Munich Germany

Mr. Maher’s principal employment during the past five years has been with the following companies in the following capacities:

•     Alvarion Ltd., a NASDAQ-traded wireless broadband company with headquarters in Israel. Mr. Maher has served as Executive Chairman of the Board since 2003 and has been a member of the Compensation and Corporate Governance Committee.

•     ADVA Optical Networking, a publicly-traded broadband networking company on the German stock exchange with headquarters in Munich, Germany. Since 2005, Mr. Maher has served as Chairman of the Board and has been a member of the Compensation and Audit Committees.

•     Wavecom, a publicly-traded communications technology company in France headquartered in Paris. Beginning in 2005 until 2009 when it was acquired, Mr. Maher served on committees such as Compensation and Strategy.

•     Broadlight, a privately held technology company headquartered in Israel that is the No.1 supplier in the world of Gigabit Passive Optical Network (GPON) semiconductors. Since 2005, Mr. Maher has served as Chairman of the Board and has been a member of the Compensation Committee, among others.

•     Verivue, a privately held technology company headquartered near Boston, Massachusetts that develops and markets all electronic video storage servers for the delivery of all types of video over wireline and wireless broadband networks. Since 2007, Mr. Maher has served as a member of the board and a member of the Compensation Committee.

•     Xtellus, a dynamic optics technology company, which was a privately held company in New Jersey until it was acquired in December 2009. Since early 2007, Mr. Maher served as Chairman of the Board and was a member of the Compensation Committee.

From 1978 until 2001, Anthony Maher was a manager at Siemens, a global engineering giant headquartered in Munich, Germany. His last position held at Siemens was a Member of the Managing Board for the largest Siemens group with 52,000 employees and revenues of 13 Billion Euros. Prior to such time, he was a scientist and engineer at Bell Laboratories in Naperville, Illinois. Mr. Maher received his M.S. in Electrical Engineering and Physics from the University of Illinois in 1969.

CERTAIN LITIGATION

On January 29, 2010, UPEK filed a complaint in the Court of Chancery of the State of Delaware, captioned UPEK, Inc. v. AuthenTec, Inc. The complaint seeks a judicial declaration that: (i) UPEK’s notice of nomination of directors and proposal of business at the upcoming 2010 annual meeting of the Company’s stockholders conforms to Delaware law and to AuthenTec’s certificate of incorporation and Bylaws; and (ii) the Company’s certificate of incorporation on file with the Secretary of State of the State of Delaware is the true certificate of incorporation of the Company, and that the true certificate of incorporation permits record holders of not less than 10% of the Common Stock to call a special meeting of the Company’s stockholders. The Company has filed an answer and counterclaims.

On January 29, 2010, UPEK filed a complaint in the United States District Court for the Northern District of California (Oakland Division), captioned UPEK, Inc. v. AuthenTec, Inc. The complaint alleges that the Company has been infringing a UPEK patent and seeks damages and injunctive relief in connection therewith. The complaint also alleges that certain of the Company’s patents are not infringed by UPEK and that those patents are invalid, and seeks declaratory relief in connection therewith.

On February 3, 2010, the Company filed a cross-complaint against UPEK in the United States District court for the Northern District of California (Oakland Division). The cross-complaint contains claims alleging patent infringement and misappropriation of trade secrets relating to the Company’s purchase of the assets of Atrua Technologies, Inc. (“Atrua”). UPEK believes the claims are completely without merit and intends to vigorously defend itself.

UPEK and the Company have been disputing certain matters in connection with the Company’s acquisition of the assets of Atrua, and the Company, as noted above, has filed legal claims against UPEK concerning Atrua (the “Atrua Dispute”). However, UPEK does not intend or believe that its interests with respect to the Atrua Dispute will be furthered by UPEK’s nomination of the Nominees or the Proposals that UPEK proposes to be considered by the Company’s stockholders at the Special Meeting. UPEK fully expects that the Nominees will, if elected, act to further the best interests of the Company in accordance with their fiduciary duties with respect to all matters to be considered by the Board, including, if applicable, the Atrua Dispute.

EFFECT OF CHANGE OF CONTROL UNDER EXISTING AGREEMENTS

Based upon a review of the exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2009 (the “Filed Agreements”), UPEK does not believe that if the Nominees are elected it would effect a change of control under the Filed Agreements, other than possibly the Executive Employment Agreement dated as of June 7, 2007 and amended as of January 1, 2009 between the Company and F. Scott Moody, the Chief Executive Officer and a director of the Company (the “Moody Employment Agreement”). According to the Moody Employment Agreement, upon Mr. Moody’s resignation from employment within 90 days of Mr. Moody’s removal or failure to be re-elected as a director, he is entitled to receive severance pay equal to 18 months of his then-current salary, an amount equal to 1.5 times the greater of Mr. Moody’s target bonus amount projected for the current fiscal year and the bonus he received for the most recent fiscal year, a pro rata portion of the bonus he would have otherwise been entitled to receive, and reimbursement for the cost of the continuation of his then-current group health and dental insurance benefits for up to 18 months. In addition, the vesting of his unvested options would accelerate with respect to that number of shares that would have vested had he remained employed by the Company for the following 18 months.

In addition to the foregoing, upon the one year anniversary of a change of control, if Mr. Moody has remained an employee through such date, the vesting of all equity awards held by Mr. Moody will immediately accelerate as to that number of shares that would have vested had he remained employed by the Company for the next twelve months. For purposes of the Moody Employment Agreement, a change of control includes the replacement of a majority of the members of the board of directors of the Company during any twelve month period by directors if such replacement is not first endorsed by a majority of the members of the Board. Should Mr. Moody be terminated without cause or constructively terminated either as part of the change of control or prior to the first anniversary of the change of control, then in lieu of the vesting acceleration referred to in the preceding paragraph, the vesting of all such equity awards will immediately accelerate with respect to the greater of (a) that number of additional shares that would have vested between the date of such termination and the second anniversary of the change of control had he remained an employee of the Company, and (b) that number of shares that would have otherwise vested over the following 18 months had he remained employed by the Company during such period.

The following table quantifies the potential payments to Mr. Moody upon his termination without cause or his constructive termination, if applicable, in connection with a change of control. The amounts in the table are taken from disclosures made by the Company in its definitive proxy statement on Schedule 14A filed on April 7, 2009 (the “2009 Proxy Statement”).

	Change of Control
Name	Salary(1)	Bonus(2)	Equity Acceleration (3)(4)	Benefits (5)
F. Scott Moody	$398,250	$91,266	$41,654	$26,352

(1)	Represents 18 months of continued base salary for 2009, which was to be $265,500.

(2)	Information for 2009 is not publicly-available; represents an amount equal to 1.5 times Mr. Moody’s 2008 bonus (taken from 2009 Proxy Statement).
(3)	Calculated based on a change of control taking place as of January 2, 2009 and assuming a price per share of $1.84, which was the closing price of the Company’s common stock as of January 2, 2009 as reported on the NASDAQ Global Market.
(4)	Represents an additional 24 months of vesting of outstanding options and restricted stock units, including options and restricted stock units issued subsequent to January 2, 2009 and prior to April 7, 2009.
(5)	Represents 18 months of health and dental benefits under the Consolidated Omnibus Budget Reconciliation Act of 1986, or COBRA.

In addition to the potential payments described in the foregoing table. Mr. Moody may be entitled under the Moody Employment Agreement to a “gross-up” payment in the event that he incurs an excise tax liability under Sections 280G and 4999 of the Internal Revenue Code as a result of his receipt of payments or benefits treated as contingent upon a change of control of the Company or a closely related event, such as termination of employment. The gross-up payment would be in an amount necessary to place Mr. Moody in the same after-tax position had no portion of such contingent payments been subject to excise tax.

UPEK has not independently verified if the form of the Filed Agreements is the same as the executed copies of the Filed Agreements, and the analysis above is based on the copies of the Filed Agreements and the 2009 Proxy Statement as filed by the Company with the Securities and Exchange Commission.

SOLICITATION EXPENSES AND PROCEDURES

Agent Designations may be solicited by mail, courier service, advertisement, telephone, facsimile, email or through postings of materials on websites, and in person. Solicitations may be made, in the manner set forth in this Solicitation Statement, by directors, officers and other employees of UPEK listed on Annex B as well as by the Nominees (collectively, the “Participants”), none of whom will receive additional compensation for such solicitations. Additional information regarding the Participants is set forth in Annex B of this Solicitation Statement. We may request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the Common Stock they hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

We have retained Innisfree M&A Incorporated for solicitation and advisory services in connection with the solicitation contemplated by this Solicitation Statement. Innisfree M&A Incorporated will receive a fee not to exceed $[            ], together with reimbursement for its reasonable out-of-pocket expenses. Innisfree M&A Incorporated has informed us that it would employ up to approximately [        ] persons to solicit the Agent Designations contemplated by this Solicitation Statement.

All expenses associated with soliciting Agent Designations are being borne by us. We currently do not expect to seek reimbursement for such expenses from the Company. We estimate that the costs incidental to our solicitation of Agent Designations, including expenditures for advertising, printing, postage, legal and related expenses, will be approximately $[            ]. Total costs incurred to the date of the Solicitation Statement in furtherance of or in connection with the solicitation contemplated hereby are approximately $[            ].

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING

Pursuant to the Company’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 7, 2009: (i) stockholder proposals may be included in the Company’s proxy materials for an annual meeting so long as they are provided to the Company on a timely basis and satisfy the other conditions set forth in applicable SEC rules; (ii) for a stockholder proposal to be included in the Company’s proxy materials for the 2010 annual meeting, the proposal must be received at the Company’s principal executive offices, addressed to the Secretary, not later than December 9, 2009; and (iii) stockholder business, including nominations or proposals, not intended for inclusion in the Company’s proxy materials may be brought before the annual meeting so long as the Company receives notice of the proposal as specified by the Company’s Bylaws, addressed to the Secretary at the Company’s principal executive offices, not later than February 8, 2010 but not earlier than January 8, 2010.

ADDITIONAL INFORMATION

Please indicate your support FOR the demand of the Special Meeting by completing, signing and dating the enclosed WHITE Agent Designation and promptly returning it in the enclosed envelope to:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

ANNEX A — SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS, DIRECTORS AND MANAGEMENT OF THE COMPANY

The information in this Annex A is taken from the Company’s filing of soliciting material on Schedule 14A filed with the Securities and Exchange Commission on February 1, 2010, and Schedule 13G filings made as of February 16, 2010. UPEK has not independently verified the accuracy or completeness of this information. The following table sets forth, as of February 16, 2010, certain information with respect to the beneficial ownership of the Company’s outstanding common stock by (i) each person or entity known to be the beneficial owner of more than 5% of the Company’s outstanding common stock, (ii) each of the Company’s directors and director-nominees, (iii) each of the named executive officers, and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, and subject to applicable community property laws, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated as beneficially owned by such person. Unless otherwise indicated, the address for each stockholder listed is c/o AuthenTec, Inc., 100 Rialto Place, Suite 100, Melbourne, FL 32901.

Name and Address of Beneficial Owner Outstanding (1)	Number of Shares Beneficially Owned	Percent of Shares
5% Stockholders:
Harris Corporation (3)	2,516,835	6.6
Crosslink Capital, Inc. (5)	1,939,600	6.8
Named Executive Officers and Directors:
F. Scott Moody (6)	1,327,608	4.5
Lawrence J. Ciaccia, Jr (7)	207,165	*
Gary R. Larsen (8)	117,093	*
Anthony Iantosca (9)	28,004	*
Peter E. Sherlock (10)	77,000	*
Frederick Jorgenson (11)	69,838	*
Matthew P. Crugnale (12)	25,458	*
Robert E. Grady (13)	25,458	*
Gustav H. Koven III (14)	109,107	*
William Washecka	0	*
Chris Fedde (15)	18,875	*
All directors and executive officers as a group (11 persons) (16)	2,005,606	6.6

*	Less than 1%.
(1)	The percentage of shares beneficially owned was determined based on a fraction, the numerator of which is the sum of (a) the number of outstanding shares of common stock beneficially owned by such owner, (b) the number of shares issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of March 23, 2009 and (c) the number of restricted stock units which vest within 60 days of March 23, 2009 and the denominator of which is the sum of (a) 28,617,920 shares, which is the aggregate number of shares of common stock outstanding on March 23, 2009, (b) the aggregate number of shares of common stock issuable upon exercise of options beneficially owned by such owner and exercisable within 60 days of March 23, 2009, and (c) the number of restricted stock units which vest within 60 days of March 23, 2009.
(2)	[Intentionally omitted]
(3)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13G that was filed with the SEC on February 2, 2010, reporting beneficial ownership of our securities by Harris Corporation. Harris Corporation is a publicly traded company, and the corporation itself has voting and dispositive power over these shares. Harris Corporation’s address is 1025 West Nasa Boulevard, Melbourne, FL 32919.
(4)	[Intentionally omitted]

(5)	The number of shares beneficially owned is based on the information contained in that certain Schedule 13G that was filed with the SEC on December 31, 2009, reporting beneficial ownership of our securities held by Crosslink Capital, Inc. The stock reported as beneficially owned by Crosslink Capital, Inc. also includes shares of stock beneficially owned by Crosslink affiliates. Crossover Fund V Management, LLC, Crossover Fund IV Management, LLC, Delta Growth Management, LLC, and Michael J. Stark are affiliates of Crosslink Capital, Inc. Crosslink Capital, Inc.’s address is Two Embarcadero Center, Suite 2200, San Francisco, CA 94111.
(6)	Includes 1,067,603 shares of stock issuable upon exercise of vested options.
(7)	Includes 204,665 shares of stock issuable upon exercise of vested options.
(8)	Includes 76,756 shares of stock issuable upon exercise of vested options.
(9)	Includes 27,710 shares of stock issuable upon exercise of vested options.
(10)	Includes 74,000 shares of stock issuable upon exercise of vested options.
(11)	Includes 69,628 shares of stock issuable upon exercise of vested options.
(12)	Includes 25,458 shares of stock issuable upon exercise of vested options.
(13)	Mr. Grady is a Managing Director of The Carlyle Group and may be deemed an affiliate of DBD Investors V, L.L.C. as a result of that position. Mr. Grady expressly disclaims beneficial ownership of the shares held by investment funds associated with or designated by The Carlyle Group. Includes 25,458 shares of stock issuable upon exercise of vested options.
(14)	Includes 25,458 shares of stock issuable upon exercise of vested options.
(15)	Includes 16,875 shares of stock issuable upon exercise of vested options.
(16)	Includes 1,613,611 shares of stock issuable upon exercise of vested options.

ANNEX B — ADDITIONAL INFORMATION

REGARDING PARTICIPANTS IN THE SOLICITATION

Additional Information Regarding the UPEK Participants

Under SEC rules, UPEK and certain of its directors, officers and employees are deemed “participants” in the solicitation of Agent Designations and the solicitation of proxies in connection with the special meeting of stockholders (if called) and the 2010 annual meeting (collectively, the “UPEK Participants”). Each of the UPEK Participants (other than UPEK) is listed below along with their present principal occupation or employment. Unless otherwise indicated below, the current business address of each UPEK Participant is c/o UPEK, Inc., 5900 Christie Avenue, Emeryville, California 94608, the current business telephone of each is (510) 420-2600, and each occupation set forth opposite an individual’s name below refers to employment with UPEK.

Name	Present Principal Occupation or Employment

Alan Kramer	President, Chief Operating Officer, Founder and Director

Patrick Bouju	Vice President of Worldwide Sales

Robert Bond	Vice President of Engineering and Manufacturing Operations

Dr. Alan Baratz (Business Address: Avaya, 1033 McCarthy Blvd., Milpitas, CA 95035)	Director of UPEK and Senior Vice President and President, Global Communications Solutions at Avaya, Inc.

Dr. Ronald D. Black	Director, Chairman of the Board and Chief Executive Officer

David A. Lane (Business Address: c/o ONSET Ventures, 2490 Sand Hill Road, Menlo Park, CA 94025)	Director of UPEK and Managing Director of Onset Ventures

Pier Angelo Martinotti (Business Address: Villaggio Belvedere 14, 20040 USMATE (MI), Italy)	Director of UPEK and Retired

Dr. Alberto Sangiovanni-Vincentelli (Business Address: 515 Cory Hall, Dept. of EECS, University of California at Berkeley, Berkeley, CA 94720)	Director of UPEK - Professor at the University of California at Berkeley

Richard Schank	Consultant and Acting Chief Financial Officer

Roland Manger (Business Address: Zugerstrasse 57, 6341 Baar-Zug, Switzerland)	Director of UPEK and Managing Partner of Earlybird Venture Capital

Jean Schmitt (Business Address: 17 rue de Surene, Paris, FRANCE, 75008)	Director of UPEK and Managing Partner of Sofinnova Partners SA

UPEK is the record holder and beneficial owner of 1,000 shares of Common Stock, all of which were acquired in ordinary brokerage transactions. UPEK purchased the 1,000 shares of the Common Stock on March 20, 2009 (the “Shares”), at a purchase price of $1.44 per share, and has not purchased or sold any other securities of AuthenTec within the past two years. None of the other UPEK Participants, to UPEK’s knowledge, has purchased or sold any securities of AuthenTec within the past two years. The Shares owned by UPEK were acquired by UPEK with cash on hand. No part of the purchase price or market value of any of the Shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such Shares.

Other than as described in the foregoing paragraph, no UPEK Participant, nor any of their respective associates, owns beneficially, directly or indirectly, or owns of record but not beneficially, any securities of the Company or of any parent or subsidiary of the Company, and none has purchased or sold any securities of the Company within the last two years.

Certain UPEK Stockholders

Diamondhead Ventures, L.P. - Investment Fund

Diamondhead Ventures Advisory Fund, L.P. - Investment Fund

Diamondhead Ventures Principles Fund, L.P. - Investment Fund

The business address of each of the above is c/o ONSET Ventures, 2490 Sand Hill Road, Menlo Park, CA 94025.

Earlybird Verwaltungs GmbH - Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird GmbH & Co. - Investment Fund

Beteiligungskommanditgesellschaft III, Munich - Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III L.P., Delaware - Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III Advisory L.P., Delaware - Investment Fund

Earlybird Verwaltungs GmbH as nominee for Earlybird III Participations Pool GmbH & Co. KG, Munich - Investment Fund

The business address of each of the above is Maximilianstrasse 14, 80539 Muenchen, Germany.

Sofinnova Capital IV FCPR - Investment Fund

The business address for the above entity is 17 rue de Surene, Paris, FRANCE, 75008.

Partners Group Secondary 2004, L.P. - Investment Fund

The business address for the above entity is Tudor House, Le Bordage, St. Peter Port, Guernsey, Channel Island, GY1 1BT, United Kingdom.

Partners Group Secondary GmbH & CO. KG - Investment Fund

The business address for the above entity is Zugerstrasse 57, 6341 Baar-Zug, Switzerland.

Sofinnova Venture Partners VI, L.P. - Investment Fund

Sofinnova Venture Partners VI GmbH & Co. KG - Investment Fund

Sofinnova Venture Affiliates VI, L.P. - Investment Fund

The business address of each of the above is 140 Geary Street, San Francisco, CA 94108.

EDB Ventures Pte Ltd. - Investment Fund

The business address for the above entity is 250 North Bridge Road #20-00 Raffles City Tower, Singapore 179101.

Morgan Keegan Early Stage Fund, L.P. - Investment Fund

Morgan Keegan Employee Investment Fund, L.P - Class B - Investment Fund

The business address of each of the above is 50 N. Front Street, 19th Floor, Memphis, TN 38103.

Nominees

Vincent F. Titolo

Dr. Randall C. Fowler

Gary Martell

Robert N. Blair

Keith R. Lobo

Anthony Maher

The business address for each Nominee is listed above under “Information Regarding the Nominees”.

Additional Information Regarding Nominees

UPEK believes that each of the Nominees qualifies as independent under the NASDAQ Marketplace Rules and has no knowledge of any facts that would prevent a determination that each of the Nominees is independent.

None of the Nominees has carried on an occupation or employment, during the past five years, with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Nominees has ever served on the Board. No family relationships exist between any Nominee and any director or executive officer of the Company.

None of the Nominees nor any of their respective associates owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company or any parent or subsidiary of the Company, and no Nominee has purchased or sold any securities of the Company within the last two years.

There are no material proceedings to which any Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

None of the Nominees has been involved in any legal proceedings in the preceding ten years which are described in Item 401(f) of Regulation S-K promulgated under the Securities Act of 1933 (“Regulation S-K”) and which must be disclosed as material for purposes of an evaluation of the integrity or ability of any person nominated to become a director under the federal securities laws.

None of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Additional Information Regarding Participants

The Nominees and the UPEK Participants are collectively referred to as the “Participants.” Other than as set forth in this solicitation statement (including this Annex B to the solicitation statement):

•

None of the Participants is, or has been within the past year, a party to any contract, arrangement or understanding with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

•

None of the Participants, nor any of their respective associates, has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

•	There are no arrangements or understandings between the Nominees and any other party pursuant to which any such Nominee was or is to be selected as a director or nominee for election to the Board.

•

No Participant, nor any of their respective associates, nor any immediate family members of any Nominee, is a party to any transactions or series of similar transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction or series of similar transactions, (i) in which the Company or any of its subsidiaries was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any such person had or will have a direct or indirect material interest.

•	No Participant has been convicted during the past ten years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

•	No Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Special Meeting.

IMPORTANT

Your action is important. No matter how many shares you own, please give us your Agent Designation by:

1. Signing the enclosed WHITE Agent Designation;

2. Dating the enclosed WHITE Agent Designation; and

3. Mailing the enclosed WHITE Agent Designation today in the envelope provided (no postage is required if mailed in the United States).

If you hold your shares of Common Stock in the name of one or more brokerage firms, banks, nominees or other institutions, only they can sign an Agent Designation with respect to your shares of Common Stock, and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE Agent Designation.

If you have any questions about executing or delivering your

WHITE Agent Designation or require assistance, please contact:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor New York, NY 10022

Stockholders call toll free: 1-888-750-5834

Banks and Brokers call collect: 1-212-750-5833

*****************

Preliminary Copy - Subject to Completion

Dated March 5, 2010

WHITE AGENT DESIGNATION CARD

AGENT DESIGNATION

TO STOCKHOLDERS OF AUTHENTEC, INC.

UPEK, Inc. is soliciting this Agent Designation for the appointment of Designated Agents to provide for the calling of a special meeting of the stockholders of AuthenTec, Inc. The Board of Directors of AuthenTec, Inc. is not soliciting this Agent Designation.

Each of the undersigned hereby constitutes and appoints UPEK, Inc., with full power of substitution, the proxy and agent of the undersigned (said proxy and agent, together with each substitute appointed by them, if any, collectively, the “Designated Agents”) in respect of all common stock, par value $0.01 per share, of AuthenTec, Inc. (the “Company”) owned by the undersigned to do any or all of the following, to which each of the undersigned hereby consents to:

1. The demand of the call of a special meeting of stockholders of the Company pursuant to Article V, Section D of the Company’s Certificate of Incorporation, to be held as soon as possible for the purposes of (i) removing without cause the entire board of directors of the Company (the “Board”), (ii) electing Vincent F. Titolo, Dr. Randall C. Fowler, Gary Martell, Robert N. Blair, Keith R. Lobo and Anthony Maher to the Board, and (iii) repealing any provisions of the Bylaws adopted by the Board subsequent to the last public filing of the Bylaws (the “Special Meeting”).

2. The exercise of any and all other rights of each of the undersigned incidental to calling the Special Meeting and causing the purposes of the authority expressly granted herein to the Designated Agents to be carried into effect; provided, however, that nothing contained in this instrument shall be construed to grant the Designated Agents the right, power or authority to vote any shares of Common Stock owned by the undersigned at the Special Meeting or at any other stockholders meeting.

Date: ______________, 2010

Signature

Signature, if jointly held

Title:

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, give full title as such. If a corporation, sign in full corporate name by President or other authorized officer. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL PROMPTLY IN THE ENCLOSED ENVELOPE.